Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (Parent Corporation)(a)

	Quarter ended
	March 31, 2003	Dec. 31, 2002	March 31 2002
	(dollar amounts in millions)
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$149	$139	$145
Fixed charges: interest expense and amortization of debt issuance costs	42	44	47

Total earnings (as defined)	$191	$183	$192

Ratio of earnings (as defined) to fixed charges	4.52	4.20	4.07

(a)	The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”); Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation; Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation that exist solely to issue capital securities; and MIPA, LLC, a single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.